March 9, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadcom Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 2, 2011
File No.: 000-23993
Dear Mr. Cascio:
     Set forth below are Broadcom Corporation’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 28, 2011. For your convenience, the exact text of the comments provided by the Staff has been included in bold and italicized face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the fiscal year ended December 31, 2010
Item 8. Financial Statements
Note 14. Quarterly Financial Data (Unaudited), page F-47
1.	In future filings please expand the quarterly financial data to also disclose gross profit. Refer to Item 302(a)(1) of Regulation S-K.
     We acknowledge the Staff’s comments and will make appropriate disclosures in future filings.

Form 8-K dated February 1, 2011
Exhibit 99.1 News Release
Unaudited Non-GAAP Condensed Consolidated Statements of Income from Operations, page 11
2.	Please tell us how your presentation of the Unaudited Non-GAAP Condensed Statements of Income from Operations considers the guidance from Compliance & Disclosure Interpretation 102.10. Also, tell us how you have provided all of the disclosures required by S-K Item 10(c) (1) (i)(B) through (D) for the additional non-GAAP measures created in the presentation.
     We respectfully submit that we considered the impact of the guidance provided in the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretation 102.10 (the “C&DI”) on the information included on page 11 of our most recent earnings press release. We believe the non-GAAP measures disclosed on that page comply with the guidance the staff provided in the C&DI. For example, the Staff will note that the statement of income items on that page do not track the full income statement items disclosed on page 7 of the press release. We also clearly disclosed that the amounts on page 11 are non-GAAP measures and limited the items to those measures that we believe were necessary for investors to properly understand the reconciliation. Because the line items presented on page 11 are limited to specific line items in our Company’s Condensed Consolidated Statement of Income, we believe the presentation is not a full non-GAAP income statement.
     Nevertheless, in future filings, we expect to revise our non-GAAP disclosures to provide more streamlined disclosure of non-GAAP measures in addition to non-GAAP income from operations. Our management believes the non-GAAP measures that we expect to disclose will provide useful information to our investors and the analysts who follow our company. (We note in this regard that 38 of the 39 analysts who follow our Company use a non-GAAP financial model in their analysis.) In addition, in future filings, we will provide a reconciliation of the non-GAAP measures disclosed in accordance with Item 10(e)(i)(B) of Regulation S-K and, in accordance with Items 10(e)(i)(C) and 10(e)(i)(D), we will revise the discussion on page 4 to explain why management believes the other non-GAAP measures provide useful information to investors and, if material, any additional purposes for which management uses these non-GAAP measures.
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     The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiry. Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please do not hesitate to contact the undersigned at (949) 926-8200.

Sincerely,
/s/ Eric K. Brandt
Eric K. Brandt,
Executive Vice President and Chief Financial Officer

cc:	Arthur Chong, Executive Vice President, General Counsel and Secretary
KPMG
Skadden, Arps, Slate, Meagher & Flom, LLP